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Exhibit 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	YEARS ENDED DECEMBER 31,
	2005	2006	2007
Shares of common stock outstanding for the entire period	20,026,788	20,849,065	21,966,886
Issuance of 221,087, 601,854 and 652,481 shares of common stock to the company's defined contribution plan in 2005, 2006 and 2007, respectively	104,078	314,743	341,838
Issuance of 32,344, 11,722 and 0, shares of common stock to employee stock purchase plan in 2005, 2006 and 2007, respectively, net of cancellations	20,567	11,105	—
Issuance of 591,592, 590,450 and 495,500 shares of common stock under the 2004 Equity Incentive Plan in 2005, 2006 and 2007, net of cancellations	217,793	295,421	155,651

Weighted average shares of common stock outstanding	20,369,226	21,470,334	22,464,375

Loss from continuing operations	$(75,984,895)	$(34,490,420)	$(44,589,889)
Discontinued operations:
Loss from discontinued operations, net of taxes (including gain on sale of station of $11.2 million in 2005)	(15,361,631)	(22,150,697)	(28,122,322)

Net loss	$(91,346,526)	$(56,641,117)	$(72,712,211)

Basic and diluted loss per common share:
Loss from continuing operations	$(3.73)	$(1.61)	$(1.98)
Loss from discontinued operations, net	(0.75)	(1.03)	(1.25)

Net loss per common share basic and diluted	$(4.48)	$(2.64)	$(3.23)

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  Exhibit 11
YOUNG BROADCASTING INC. AND SUBSIDIARIES RE COMPUTATION OF PER SHARE EARNINGS